Notice of Exempt Solicitation

Name of Registrant: Eli Lilly and Company

Name of Person Relying on Exemption: SEIU Benefit Plans Master Trust
Address of Person Relying on Exemption: 1800 Massachusetts Avenue, NW, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

VOTE FOR ITEM 6 AT ELI LILLY’S ANNUAL MEETING

ON MAY 6, 2024

March 28, 2024

Dear Fellow Eli Lilly Shareholder,

Though companies have a legitimate business interest in influencing laws and regulations, such activities carry numerous risks. Shareholders should receive full information about policy influence activities, including those carried out indirectly through social welfare and other organizations, to enable them to assess those risks as well as the adequacy of a company’s oversight of them, and to evaluate whether those activities are in the best interests of long-term shareholders.

Eli Lilly and Company (“Lilly” or the “Company”) shareholders can call for greater disclosure of Lilly’s direct and indirect lobbying expenditures at the Company’s annual shareholder meeting on May 6, 2024. Item #6 on Lilly’s proxy card, “Proposal to Publish an Annual Report Disclosing Lobbying Activities” (the “Proposal”), asks Lilly to disclose policies and procedures governing lobbying, payments used for direct or indirect lobbying as well as grassroots lobbying communications, membership in and payments to tax-exempt organizations that write and endorse model legislation, and the board and management’s decision-making process for making those payments.

Lilly’s statement in opposition claims that it “already publicly discloses the information requested by the proposal regarding the company’s  policies and procedures governing direct and indirect lobbying activities.” (emphasis in original) But the SEC Staff rejected Lilly’s argument last year that it should be permitted to exclude a proposal substantially similar to the Proposal from its proxy statement as “substantially implemented.”1 Lilly falls short on disclosure of state, foreign, and some indirect lobbying information the Proposal requests, which prevents shareholders from seeing the complete picture of Lilly’s policy influence activities.

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1 Eli Lilly and Company (Mar. 6, 2023)

2

First, Lilly’s disclosure of its state lobbying on its Political Participation Website,2 which consists of several pages of links to state filing websites, is difficult to use, and some of the linked state websites do not provide expenditure information. Although some links in the “Link to Summary Documents” column take users directly to information on Lilly’s state lobbying, others do not, and users must search for the company of interest. Each state site must be rechecked periodically to update information. There is no link to a site for Arkansas, and Lilly’s description3 does not indicate whether Arkansas does not require disclosure, Lilly does not lobby there, or there is no link for some other reason. Clicking on the “Link to Summary Documents” for West Virginia takes the user to a page stating “the page you requested could not be found.”

Some state registries do not provide the amounts spent on lobbying, which the Proposal requests. Thus, it is not possible to tally amounts spent lobbying in states to produce a total. This unwieldy assemblage of links to sites providing different (and in some cases incomplete) information in varying formats, in some cases only after a manual search, cannot reasonably be characterized as implementing the Proposal’s request for a report disclosing expenditures for state lobbying.

Lilly does not even provide a link to lobbying disclosures for Puerto Rico, where one of Lilly’s “[m]ajor production sites”4 is located. Lilly is listed as a lobbying client on the Puerto Rico executive branch and Senate registries.5 The Alliance for Biopharmaceutical Competitiveness and Innovation (ABCI), which consists of Eli Lilly and 8 other “U.S.-headquartered companies,”6 has lobbied on Puerto Rico tax incentives, creditability of Puerto Rico excise taxes, repatriation of intellectual property, and treatment of income and capital investments under US and PR tax laws.7 Eli Lilly has directly lobbied Congress on “Puerto Rico tax issues” each year from 2020 through 2023.8

In its most recent 10-K, Lilly disclosed to investors that it has “a subsidiary operating in Puerto Rico under a tax incentive grant effective through the end of 2046. The tax incentive grant was amended in 2022 to apply the alternate tax regime established by Puerto Rico legislation starting in 2023.”9 The legislation referenced by Lilly in its 10-K overlaps with the issues on which ABCI reported lobbying in its federal filings, as it allows “companies to replace 4% excise tax on foreign corporations with new, possibly creditable, tax on industrial development income,” according to an Ernst & Young tax alert.10 Given Puerto Rico’s seeming importance to Lilly, the omission of Puerto Rico from Lilly’s page of links—as difficult to use as it is—is problematic.

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2 https://www.lilly.com/policies-reports/public-policy-political-participation

3 https://www.lilly.com/policies-reports/public-policy-political-participation

4 https://www.sec.gov/ix?doc=/Archives/edgar/data/59478/000005947824000065/lly-20231231.htm, at 37.

5 https://registrodecabilderos.pr.gov/Lobbyist/Details; https://senado.pr.gov/document_vault/lobbylist_registry/207/Reichard%20&%20Escalera,%20LLC.pdf

6 https://www.taxnotes.com/research/federal/other-documents/public-comments-on-regulations/biopharm-group-focuses-on-r%2526d-issues-in-ftc-regs/296kz

7 https://projects.propublica.org/represent/lobbying/r/300928555

8 https://projects.propublica.org/represent/lobbying/r/300937518

9 https://www.sec.gov/ix?doc=/Archives/edgar/data/59478/000005947824000065/lly-20231231.htm, at 92.

10 https://www.ey.com/en_gl/tax-alerts/puerto-rico-enacts-legislation-allowing-companies-to-replace-4-excise-tax-on-foreign-corporations-with-new-possibly-creditable-tax-on-industrial-development-income

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.

3

Second, Lilly’s disclosures include no information on lobbying done outside the United States, which can create risks relating to the Foreign Corrupt Practices Act (“FCPA”).11 In 2012, Lilly settled SEC charges that it violated the FCPA by making improper payments to government officials in Russia, China, Brazil and Poland.12

Third, Lilly claims in its statement in opposition that it “already publicly discloses the information requested by the proposal regarding our membership  in, and payments to, any tax-exempt organization that writes and endorses model legislation.” (emphasis in original) To that end, Lilly points to its disclosure of “memberships in organizations that report lobbying activity to the U.S. federal government.” This request is not intended to elicit disclosure regarding trade associations, about which Lilly does provide information on its Political Participation Website, but rather Lilly’s involvement with the American Legislative Exchange Council (“ALEC”). Lilly has had ties to ALEC, a controversial group that promoted “Stand Your Ground” laws as well as restrictions on voting rights, and was asked in 2021 by a broad-based coalition to stop funding and sever ties with the group.13 Lilly’s Political Participation Website is silent about ALEC.

Finally, bringing down U.S. drug prices, which are the highest in the world, is a goal supported by large majorities of both Democrats and Republicans.14 For that reason, pharmaceutical companies may seek less visible avenues of influence over public policy related to pricing. In addition to lobbying through trade associations, Lilly appears to engage in indirect lobbying through its relationships with groups that present themselves as patient advocacy organizations. These relationships are not disclosed on the Political Participation Website.

Lilly is in the second-highest corporate donation bracket for JDRF, which means it donates between $1,000,000 and $2,499,999 each year; it has been a JDRF “partner” since 1997.15 JDRF is “is the leading global organization harnessing the power of research, advocacy, and community engagement to advance life-changing breakthroughs for type 1 diabetes (T1D).”16 JDRF steers clear of criticizing pharmaceutical companies and high drug prices: Its “Insulin Access and Innovation” principles17 state that it is “vital that any adopted policy impacting drug pricing does not stymie innovation and the development of newer and better insulins.”18 Two of JDRF’s three 2023 advocacy priorities focus on innovation, including “[e]nsur[ing] United States regulatory policies provide clear and reasonable pathways for scientific research and therapy approvals.”19

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11 See, e.g., Peter Fritsch and Timothy Mapes, “Seedy Indonesian Saga: Monsanto Pays to Settle Allegations of Bribery, The Asian Wall Street Journal, Apr. 5, 2005

12 https://www.sec.gov/news/press-release/2012-2012-273htm

13 https://www.thenation.com/article/politics/alec-corporations-democracy/; https://www.commoncause.org/wp-content/uploads/2021/06/ALEC-anti-voter-letter.pdf

14 https://khn.org/news/article/public-opinion-prescription-drug-prices-democratic-plan/

15 https://www.jdrf.org/community/partners/corporate-partnerships/

16 https://www.jdrf.org/

17 https://www.jdrf.org/impact/advocacy/insulin-access/

18 https://www.jdrf.org/impact/advocacy/insulin-access/

19 https://www.jdrf.org/impact/advocacy/agenda/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.

4

Lilly also supports the Alliance for Patient Access (“APA”), a 501(c)(4) or “social welfare” group.20 All but two of APA’s 35 “Associate Members and Financial Supporters” are pharmaceutical or biotechnology companies.21 Although APA describes its mission as defending the primacy of the “physician-patient relationship”22 in treatment decision making, some of its activities involve policy advocacy.

For example, APA ‘has highlighted the “dangers” of “bad drug” advertising—advertising that allegedly overemphasizes potential side effects—targeting newer and pricier classes of diabetes drugs. Lilly’s drug Trulicity falls into one of those classes. In a piece on APA’s website, the author exhorted “policymakers to make this the year they rein in ‘bad drug’ ads.”23 APA also applauded the Federal Trade Commission for its guidance on such ads.24

APA’s lobbying and use of “patient access” language have spurred negative publicity. A 2019 article spotlighted APA’s ties to drug makers and its sponsorship of an advertisement opposing a proposal to lower drug prices.25 A Washington Post article on the advertisement called APA an example of an organization engaged in “astroturfing,” which is “activity that is intended to create a false impression of a widespread, spontaneously arising, grassroots movement in support of or in opposition to something (such as a political policy) but that is in reality initiated and controlled by a concealed group or organization (such as a corporation).”26 Botched astroturfing campaigns have embarrassed companies and even, in one example, led to fines for vendors executing the campaign.27

Similarly, a 2020 opinion piece asserted: “Some lobbies that claim to represent broad patient interests don’t actually prioritize patients’ interests. Take, for example, the Alliance for Patient Access (AfPA), a group ‘dedicated to ensuring patient access to approved therapies and appropriate clinical care.’ In truth, the organization is funded mainly by pharmaceutical companies. This may explain why AfPA has run ads pressuring Congress to oppose value-based purchasing for Medicare Part B drugs and has even published white papers arguing against restrictions on opioid prescribing.”28

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20 https://allianceforpatientaccess.org/wp-content/uploads/2023/06/AfPADonorsJune2023.pdf; https://allianceforpatientaccess.org/about

21 https://allianceforpatientaccess.org/wp-content/uploads/2023/06/AfPADonorsJune2023.pdf

22 See https://allianceforpatientaccess.org/about

23 https://allianceforpatientaccess.org/its-time-to-rein-in-dangerous-bad-drug-ads/

24 https://allianceforpatientaccess.org/federal-trade-commission-stands-with-patients-on-bad-drug-ads/

25 https://www.nbcwashington.com/news/national-international/alliance-for-patient-access-pharmaceutical-industry-lobby-drug-prices/87268/; https://apnews.com/article/politics-business-ap-top-news-donald-trump-north-america-7c8d0728c38345cd8dfc0fe1abd456ae

26 https://www.merriam-webster.com/dictionary/astroturfing

27 See https://ag.ny.gov/sites/default/files/oag-fakecommentsreport.pdf

28 https://www.statnews.com/2020/02/25/patient-lobby-fight-surprise-medical-bills/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.

5

Corporate reputation can translate into financial consequences. A good reputation allows a company to hire and retain better talent, charge a premium for its product or service, and enjoy greater customer loyalty.29 Estimates peg the value of corporate reputation at over one-third of market capitalization30 —one estimate put it as high as 63%31—and research has found that reputation drives between three and 7.5% of annual revenues.32 According to the Reputation Institute, a one-point increase in overall reputation score is correlated with a 2.6% increase in share value.33

For the reasons discussed above, we urge you to vote FOR Item #6 on Lilly’s proxy card. If you have any questions, please contact Edgar Hernández via email at edgar.hernandez@seiu.org.

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29 https://hbr.org/2007/02/reputation-and-its-risks; https://ccsenet.org/journal/index.php/ijbm/article/download/10087/7199, at 201-202.

30 “The 2018 U.K. Reputation Dividend Report,” at 1 (http://reputationdividend.com/files/6215/1939/6597/UK_2018_report_Final.pdf); https://mumbrella.com.au/new-research-finds-strong-corporate-reputation-helps-companies-weather-financial-storms-587354

31 https://www.webershandwick.com/wp-content/uploads/2020/01/The-State-of-Corporate-Reputation-in-2020_executive-summary_FINAL.pdf, at 13.

32 See https://instituteforpr.org/reputation/

33 www.reputationinstitute.com

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Lilly’s proxy statement.